Computershare Trust Company of Canada Transfer Agent for Fairmont Hotels & Resorts Inc. 9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 Telephone 1-800-332-0095 www.computershare.com
Security Class

Holder Account Number

Please print in ink. Print in CAPITAL letters inside the grey areas as shown in this example. A B C 1 2 3 X X Fold

Form of Proxy — Annual and Special Meeting to be held on April 17, 2003

Notes to Proxy

1.	Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.	The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!
Voting by mail is the only method for holdings held in the name of a corporation or holdings being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy.
Instead of mailing this proxy, you may choose one of the two voting methods outlined below to vote this proxy. Have this proxy in hand when you call.
Receive Documents Electronically — You can enrol to receive future securityholder communication electronically, after you vote using the
Internet. If you don’t vote online, you can still enroll for this service. Follow the instructions below

To Vote Using the Telephone
(Within Canada and U.S.) Call the toll free number listed BELOW from a touch tone telephone. There is NO CHARGE for this call.
To Vote Using the Internet • Go to the following web site: www.computershare.com/ca/proxy
To Receive Documents Electronically
• You can enrol to receive future securityholder communication electronically, after you vote using the Internet. If you don’t vote online, you can still enrol at: www.computershare.com/ca/consent

You will need to provide your HOLDER ACCOUNT NUMBER and PROXY ACCESS NUMBER listed below.

HOLDER ACCOUNT NUMBER	PROXY ACCESS NUMBER

If you vote by telephone or the Internet, DO NOT mail back this proxy.
Proxies submitted must be received by 5:00 p.m., Eastern Standard Time, on April 16, 2003.

THANK YOU

This Form of Proxy is solicited by and on behalf of Management.

Appointment of Proxyholder
I/We being holder(s) of Fairmont Hotels & Resorts Inc. hereby appoint(s): William R. Fatt, or failing him Chris J. Cahill, or failing him Terence P. Badour	OR	Print the name of the person you are appointing if this person is someone other than the persons whose names are printed herein.

as my/our proxy with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxy sees fit) and all other matters that may come before the Annual and Special Meeting of Fairmont Hotels & Resorts Inc. to be held at the Imperial Room, Royal York Hotel, Toronto, Ontario, on April 17, 2003 at 10:00 a.m. and at any adjournment thereof.

1. Election of Directors

FOR all nominees	Stephen E. Bachand; William R. Fatt; Michael J. Kowalski; Angus A. MacNaughton; John D. McNeil; David P. O’ Brien; John L. Sharpe; L. Peter Sharpe; Robert S. Singer; Carole S. Taylor
WITHHOLD vote for all nominees

2. Appointment of Auditors

	For	Withhold
Appointment of PricewaterhouseCoopers LLP, Chartered Accountants as Auditors

The Board of Directors recommends a vote FOR the following resolutions. Please read the resolution in full in the accompanying Management Proxy Circular, or at www.fairmont.com/investor

3. Shareholder Rights Plan

	For	Against
The ordinary resolution approving and reconfirming the amended and restated shareholder rights plan of the Corporation, as set out in Appendix A to the Management Proxy Circular.

Authorized Signature(s) — Sign Here — This section must be completed for your instructions to be executed.
 I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Signature(s)	Date - Day	Month	Year

Quarterly Financial Statements Request

Mark this box if you would like to receive Quarterly Financial Statements.
Shareholders may request annually that their name be added to a supplemental mailing list in order to receive quarterly financial statements. Alternatively, you can view Fairmont Hotels & Resorts Inc.’s quarterly financial statements at www.fairmont.com/investor

If you do not mark the box, or do not return this form, then it will be assumed you do NOT want to receive Quarterly Financial Statements.